August 9, 2006


Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Chenxi Shi
President, Chief Executive Officer and Director
Royaltech Corp.
1855 Talleyrand, Suite 203A
Brossard, Quebec, Canada, J4W 2Y9

	Re:   Royaltech Corp.
                    Amendment No. 3 to Form SB-2
	        File No. 333-131815
                    Filed July 14, 2006


Dear Mr. Shi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Selling Shareholders, page 16
1. Please advise the staff if Jennifer, Stephanie and/or Jonathan Sun are related to or affiliated with Victor Sun. In addition, advise the staff if Mei Yueh Chou is related to or affiliated with Victor Sun.
If any of these are related to or affiliated with Victor Sun, they should be removed form the selling shareholders as they would be deemed to be affiliates and ineligible to register shares for resale on Form SB-2.
2. Similarly, does Victor Sun or any of his relations or affiliates have any interests, direct or indirect in TTT Systems Inc. If so, TTT should also be removed from the list of selling shareholders.
3. The staff notes that East Delta`s website contains a link to Aventech which states that Aventech is a subsidiary of Alliance PKU.
In addition, the Alliance website indicates Li Yining is the Chairman of the expert Committee and Doug Wenjun is the Chairman of the Board.
There is no mention of T. Wang. Advise the staff if there is any relation or affiliation by, among and/or between any of Royaltech`s officers and directors and either of these entities. In addition, the staff notes the footnote (6) indicating Aventech is wholly-owned by
Chenxi Shi and therefore, as an affiliate, is ineligible to use
Form
SB-2. Please see Rule 415(a) (1) of the Securities Act of 1933.
4. The staff notes several selling shareholders named Wang. Advise us if any of those listed are related to or affiliated with the T. Wang listed in footnote 7 to the selling shareholders listing.
5. With regard to 1688 Investissement ("1688"), please advise if any of the officers and directors of Royaltech has any direct or indirect interest in 1688 or if any of the other selling shareholders has any direct or indirect interest in 1688.
6. The staff notes that China Westerprises appears to be an affiliate of Chun Xu and therefore would be ineligible to use Form SB-2. Please remove or advise the staff as to how this would be consistent with Rule 415(a) (1).
7. Advise the staff if Mr. Ladouceur held any position or had any interest, direct or indirect, to East delta Resources, Corp.
8. Advise the staff if any selling shareholders have any relationship and/or affiliation with any of the entities contained in comments 1-7 above. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Michael Volley (202) 551-3437 or Paul Cline at (202) 551-3851.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3775.

						Sincerely,

						Todd K. Schiffman
						Assistant Director
Cc: William L. Macdonald, Esq.
       Clark Wilson LLP
       Suite 800, 885 West Georgia Street
       Vancouver, British Columbia, Canada V6C 3H1





Royaltech Corp.
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